TRINE II ACQUISITION CORP.
228 Park Avenue S., Ste 63482
New York, New York 10003

November 1, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Scott Anderegg

Re:	Trine II Acquisition Corp. Registration Statement on Form S-1 Filed February 18, 2021, as amended

File No. 333-253232

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Trine II Acquisition Corp. (the “Company”) be accelerated to 4:00 p.m. Eastern Time on November 2, 2021, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

* * * * *

Very truly yours,

By:	/s/ Pierre M. Henry
	Name:	Pierre M. Henry
	Title:	Chief Executive Officer

[Signature Page to Acceleration Request—Trine II Acquisition Corp.]